November 4, 2019

Darrell J. Mays
Chief Executive Officer
Pensare Acquisition Corp.
1720 Peachtree Street, Suite 629
Atlanta, GA 30309

       Re: Pensare Acquisition Corp,
           Preliminary Merger Proxy Statement on Schedule 14A
           Filed October 8, 2019
           File No. 001-38167

Dear Mr. Mays:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Merger Proxy Statement on Schedule 14A filed October 8, 2019

Questions and Answers
What will happen in the Business Combination?, page 5

1. You indicate in this section that Pensare will pay half of the $65,000,000 merger consideration in cash and half in common stock. Elsewhere, however, you appear to indicate that Pensare will pay the merger consideration partly through cash and the issuance of Pensare common stock but also through the assumption of Computex debt.
      Please resolve this apparent discrepancy or advise.
Non-GAAP Financial Measures, page 22

2. Please revise to include footnotes for the Adjusted EBITDA adjustments. In this respect, you include references without any subsequent footnotes for waived audit adjustments, restructuring expenses and management fees.
 Darrell J. Mays
FirstName LastNameDarrell J. Mays
Pensare Acquisition Corp.
Comapany 4, 2019
November NamePensare Acquisition Corp.
Page 2
November 4, 2019 Page 2
FirstName LastName
Risk Factors
Risks Related to Pensare and the Business Combination, page 38

3. Please update the risk factors in this section to reflect your activities since your IPO. For example, revise the risk factor on page 44 to disclose if any of your key personnel has negotiated employment or consulting agreements with Computex. In this regard, we note that Lawrence Mock will remain on the board of directors upon closing of the transaction.
         Also, revise the risk factor on page 50 to discuss costs related to your search for a target business, including any costs incurred in connection with your pursuit of TPx.
"Nasdaq may delist our securities...", page 39

4. The current reports on Form 8-K filed on September 17 and 27, 2019 indicate that the company has received letters from Nasdaq's Listing Qualifications Department indicating that the company is not in compliance with Listing Rules 5550(a)(3) and (a)(4). Since the listing of Pensare's common stock on Nasdaq is a condition to closing the merger, please address these delisting notices in your risk factors and in the summary of the proxy statement.
"Our amended and restated certificate of incorporation provides...", page 51

5. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please revise your disclosure to clarify whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your filing to specifically state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please revise your risk factor to state clearly that the provision does not apply to such actions.
Business Combination
Background of the Business Combination, page 62

6. Please disclose the identities of the representatives of Navigation Capital Partners and
         Computex who participated in the calls between May 22 and May 31 to review materials and consider the merits of Computex as a potential merger candidate for Pensare. Also disclose the representatives of Navigation Capital Partners who received by email on May
         31, 2019 an initial non-binding proposal outlining the terms and conditions for a potential business combination between Pensare and Computex.
 Darrell J. Mays
FirstName LastNameDarrell J. Mays
Pensare Acquisition Corp.
Comapany 4, 2019
November NamePensare Acquisition Corp.
Page 3
November 4, 2019 Page 3
FirstName LastName
The Business Combination
Background of the Business Combination, page 62

7. We note that on July 23, 2019, you announced that you had entered into a non-binding letter of intent to acquire a second company, a leading developer of UCaaS technology.
         Please revise your disclosures to discuss the status of the potential business combination.
Opinion of Financial Advisor to Pensare's Board of Directors, page 70

8. We note your disclosure regarding financial projections with respect to the future financial performance of Computex for the years ending December 31, 2019 through December 31,
         2021 that were prepared by Computex management and shared with Pensare's financial advisor. Please disclose those financial projections and the material assumptions underlying them or advise why you believe that they are not material to an investor's understanding of the business combination.
9. You disclose that conducting the Selected Companies Analysis and the Selected
         Transactions Analysis "involves complex considerations and judgments concerning differences in financial and operating characteristics of the selected companies and other factors that could affect" the transactions and companies reviewed. Please disclose the primary considerations and judgments made when comparing these companies and transactions to Computex. Please tell us whether any additional transactions or companies that fit the criteria for these analyses were not used, and, if so, why not.
Unaudited Pro Forma Condensed Combined Financial Statements, page 79

10. We note from your disclosures that the business combination will be accounted for as a forward merger under the acquisition method whereby a new subsidiary of Pensare,
         Merger Sub, will be incorporated, Computex will be treated as the acquired company and
         Pensare will be treated as the accounting acquirer for financial reporting purposes. Please explain how you determined that Pensare is the accounting acquirer. Provide us with analysis that compares the number of shares and percentages owned by shareholders in the combined company to the number of shares and percentages owned in each of the combining companies before the transaction. Tell us the number of shares of common stock owned individually by Mr. Mock, Dr. Willis and Mr. Foley before and after the business combination. In addition, tell us the number of shares that Navigation Capital
         Partners II, L.P. owns in Computex prior to the business combination. We refer you to the guidance in ASC 805-50.
11. You disclose that Pensare plans to raise additional funds via a $160 million Private
         Investment in Pubic Equity ("PIPE"), and for purposes of these unaudited pro forma condensed combined financial statements, it is assumed that the $160 million PIPE raise will include 4 million common shares at a share price of $10.00 ($40 million) and
         $120 million in new convertible debt. Please revise to provide transparent disclosures in this section of the filing about the related uncertainties associated with the proposed PIPE
 Darrell J. Mays
Pensare Acquisition Corp.
November 4, 2019
Page 4
         transaction. In this respect, your pro forma disclosures should clarify that if Pensare fails to consummate the PIPE, it is unlikely that Pensare will have sufficient funds to meet the condition to Closing in the Business Combination Agreement.
12. Please clarify your disclosures that indicate it is assumed that all warrants (26.0 million)
         and rights (30.1 million) will be converted into the New Convertible Debt Security with a value of $42.8 million.
Note 3--Adjustments and Assumptions to the Unaudited Pro Forma Condensed
Combined
Balance Sheet as of June 30, 2019, page 88

13. We note that adjustment J represents the pro forma adjustment to account for the liabilities repaid or converted upon the completion of the business combination. Please revise to clarify the nature of the liabilities that will be repaid or converted upon the completion of the business combination. We also note that two of the Company's service providers have agreed to defer the payment of fees owed to them until the consummation of a Business
         Combination, which amounted to $4.8 million as of March 31, 2019. Please clarify whether your pro forma financial statements reflect the deferred payment of fees.
14. We note that adjustment L represents transactions expenses that will be settled with a combination of cash ($21.2 million) and a new convertible debt security ($12.9 million).
         Please revise to describe in detail the nature of the transactions expenses.
15. We note from your disclosures beginning on page F-16 that certain related party loans are payable upon the consummation of a business combination. Please explain why there are no pro forma adjustments for these related party convertible loans considering that they are payable without interest upon the consummation of a business combination. In addition, tell us whether the promissory notes made to cover the contribution payments are payable upon the consummation of a business combination.
Note 4--Adjustments and Assumptions to the Unaudited Pro Forma Condensed Statement of
Operations for the Six Months Ended June 30, 2019, page 90

16. We note your adjustments to weighted average basic and diluted shares outstanding to arrive at the pro forma shares outstanding in both the no redemption and maximum redemption scenarios. Please revise to explain why the public stockholders' rights are included in your calculation of pro forma basic and diluted shares outstanding. Revise to explain how you determined the number of the sponsors remaining shares. In addition, revise to clarify the nature of the assumed debt with 12% PIK interest and how you determined the number of PIK shares to be issued on the convertible debt. Your revised
FirstName LastNameDarrell J. Mays
       disclosures should include any assumptions involved. Note that this comment also applies
Comapany NamePensare Acquisition Corp.
       to Note 5--Adjustments and Assumptions to the Unaudited Pro Forma
Condensed
November 4, 2019 Page 4 of Operations for the Year Ended December 31, 2018.
       Combined Statement
FirstName LastName
 Darrell J. Mays
FirstName LastNameDarrell J. Mays
Pensare Acquisition Corp.
Comapany 4, 2019
November NamePensare Acquisition Corp.
Page 5
November 4, 2019 Page 5
FirstName LastName
Information about Computex, page 128

17. Please disclose the basis for the statement that Computex is an "award-winning" IT solutions provider.
18. Please balance the disclosure of your revenues in the years ended December 31, 2017 and
         2018 by also disclosing your net losses for each period.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Computex and Subsidiaries
Overview, page 140

19. You state that Computex is a leading multi-brand technology solutions provider to Fortune 500 clients. Please disclose the percentage of your customers that are Fortune
         500 companies and the percentage of revenue for each period that was generated from these customers.
Internal Controls, page 150

20. Please clarify your disclosures that indicate Computex has elected not to take advantage of the extended transition period for complying with the new or revised accounting standards. In this respect, we note your statement on page F-62 that the Company does not intend to early adopt the new revenue recognition guidance and therefore all of the
         ASUs noted will be effective for the Company for the year ending December 31, 2019.
Pensare Managements' Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 172

21. Please clarify your statement that there have been no significant changes in your financial position and no material adverse change has occurred since the date of your audited financial statements included in your registration statement for the initial public offering.
         In this respect, we note that there have been significant redemptions of your common stock subsequent to the date of your audited financial statements. Darrell J. Mays
FirstName LastNameDarrell J. Mays
Pensare Acquisition Corp.
Comapany 4, 2019
November NamePensare Acquisition Corp.
November 4, 2019 Page 6
Page 6
FirstName LastName
Financial Statements
Stratos Management Systems, Inc.
Financial Statements for the years ended December 31, 2018, 2017 and 2016
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page F-54

22. We note that you sell IT and communication products, which consist of hardware and essential software. Please clarify whether any of your arrangements contain software that is within the scope of ASC 985-605.
23. You disclose that revenue from the sale of hardware and software products is generally recognized on a gross basis with the sales price to the customer recorded as revenue and the acquisition cost of the product recorded as cost of revenue. Please provide us with a detailed analysis that supports recognizing the sale of hardware and software products on a gross basis. We refer you to FASB ASC 605-45-45.
24. Your disclosures indicate that revenue from the sale of third-party service and maintenance contracts is recognized on a gross basis at the time of sale with the selling price to the customer recorded as revenue and the acquisition cost recorded as cost of revenue. Please provide us with a detailed analysis that explains why you are the principal in these contracts and supports recognizing the sale of third-party service and maintenance contracts on a gross basis. We refer you to FASB ASC 605-45-45. Segment Reporting, page F-61

25. We note that Stratos Ireland is a sourcing company for European sales activity. Please explain how you considered the guidance in ASC 280-10-50-41.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Jason Simon